Filed Pursuant to Rule 424(b)(3)
Registration No. 333-234279

PROSPECTUS

11,666,666 Shares

Common Shares

Tsakos Energy Navigation Limited

This prospectus relates to the possible resale, from time to time, of up to 11,666,666 of our common shares, par value $1.00 per share, by the selling shareholder named herein or its pledgees, donees, transferees or other successors in interest. The common shares are issuable upon conversion of the 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by the selling shareholder. We will not receive any of the proceeds from any such sales of common shares. Such common shares may also be sold in transactions exempt from registration under the Securities Act of 1933, rather than under this prospectus.

The common shares covered by this prospectus may be offered and sold from time to time in one or more transactions, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus. For additional information on the methods of sale that may be used by the selling shareholder, please read “Plan of Distribution”.

This prospectus describes some of the general terms that may apply to these common shares and the general manner in which they may be offered. The specific terms of any common shares to be offered, and the specific manner in which they may be offered, may be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our common shares are traded on the New York Stock Exchange under the symbol “TNP”.

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at such address is 011 30 210 9407710.

Investing in our securities involves risks. Before buying any securities you should carefully read the section entitled “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Acting pursuant to the Exchange Control Act of 1972 (and its related regulations), the Bermuda Monetary Authority has given general permission for the issue and transfer of any of our securities, including our common shares, to and between persons non-resident of Bermuda for exchange control purposes provided our shares are listed on an appointed stock exchange, which includes the New York Stock Exchange. In granting such permission, the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

The date of this prospectus is October 29, 2019.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated herein by reference contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this prospectus, any prospectus supplement and the documents incorporated herein by reference includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties including our charterers and shipyards to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of TCM within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” section in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is incorporated herein by reference.

We caution that the forward-looking statements included in this prospectus, any prospectus supplement and the documents incorporated herein by reference represent our estimates and assumptions only as of the date of this prospectus, any prospectus supplement and the documents incorporated herein by reference and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors” and in the “Risk Factors” described in our Annual Report on Form 20-F. As a result, the forward-looking events discussed in this prospectus, any prospectus supplement and the documents incorporated herein by reference might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

THE COMPANY

Unless we otherwise specify, when used in this prospectus, the terms “Tsakos,” the “Company,” “we,” “our” and “us” refer to Tsakos Energy Navigation Limited and its subsidiaries, except that when such terms are used in this prospectus in reference to the common shares, they refer specifically to Tsakos Energy Navigation Limited.

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services and, as of September 30, 2019, operated a fleet of 64 double-hull vessels, constituting a mix of modern crude oil carriers, petroleum product tankers and liquefied natural gas (LNG) carriers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. In addition to the vessels operating in our fleet as of September 30, 2019, we also have agreements for the construction of two Aframax tankers, two Suezmax tankers and one LNG carrier. The resulting fleet (assuming no further sales or acquisitions) would comprise 69 vessels representing approximately 7.6 million dwt.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve certain risks. You should carefully consider the important factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, and in any Reports on Form 6-K we subsequently furnish which are incorporated herein by reference and in any accompanying prospectus supplement before investing in any securities that may be offered.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a Bermuda company and our subsidiaries are organized under the laws of Liberia, Malta, Marshall Islands, Panama or Greece. As a result of being a Bermuda company, the rights of holders of our shares will be governed by Bermuda law, and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and executive officers are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or those of our directors and officers who are not resident here or to realize against them judgments obtained in the United States courts. In addition, you should not assume that courts in countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located:

•	would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon civil liabilities provisions of applicable U.S. federal and state securities laws; or

•	would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. This prospectus relates to the possible resale, from time to time, of up to 11,666,666 shares of our common shares, par value $1.00 per share, by the selling shareholder named herein or its pledgees, donees, transferees or other successors in interest. This prospectus provides you with a general description of the common shares such selling shareholder may offer. This prospectus does not cover the issuance of any of our common shares by us to the selling shareholder, and we will not receive any of the proceeds from any sale of common shares by the selling shareholder. Except for underwriting discounts and selling commissions, if any, transfer taxes, if any, and the fees and expenses of any underwriters, dealers or agents, we have agreed to pay the expenses incurred in connection with the registration of the common shares owned by the selling shareholder covered by this prospectus.

Each time the selling shareholder, or its pledgees, donees, transferees or other successors in interest, sell common shares, we will provide you with this prospectus, and in some cases a prospectus supplement that will contain specific information about the terms of a particular offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular common shares. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information”.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we have filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual and other reports and other information with the SEC. Such filings are available to the public on the SEC’s website at http://www.sec.gov. You may also inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus or in any earlier incorporated document. You should not assume that information in any document incorporated by reference into this prospectus or any accompanying prospectus supplement is current as of any date other than the date of that document.

This prospectus will be deemed to incorporate by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 12, 2019;

•	our Reports on Form 6-K furnished to the SEC on June 19, 2019, June 28, 2019, September 20, 2019, September 23, 2019 and September 27, 2019;

•

the description of our common shares in our registration statement on Form 8-A (File No. 001-31236), filed with the SEC on February 8, 2002, and any amendments or reports filed updating that description;

•

the description of our 8.875% Series C cumulative redeemable perpetual preferred shares in our registration statement on Form 8-A (File No. 001-31236), filed with the SEC on September 30, 2013, as amended by Form 8-A/A (File No. 001-31236), filed with the SEC on October 26, 2015;

•	the description of our 8.75% Series D cumulative redeemable perpetual preferred shares in our registration statement on Form 8-A (File No. 001-31236), filed with the SEC on April 24, 2015;

•

the description of our Series E fixed-to-floating rate cumulative redeemable perpetual preferred shares in our registration statement on Form 8-A (File No. 001-31236), filed with the SEC on April 4, 2017; and

•

the description of our Series F fixed-to-floating rate cumulative redeemable perpetual preferred shares in our registration statement on Form 8-A (File No. 001-31236), filed with the SEC on June 27, 2018.

We will also incorporate by reference all subsequent Annual Reports on Form 20-F that we file with the SEC. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K after the date of the initial registration statement, but only to the extent specifically indicated in those submissions or in a future prospectus supplement. Each subsequently filed Annual Report should be deemed to supersede entirely each earlier filed Annual Report and the materials furnished on an earlier Form 6-K and, unless explicitly stated otherwise, such earlier reports should not be deemed to be part of this prospectus or any accompanying prospectus supplement and you should not rely upon statements made in those earlier periodic reports. In all cases, you should rely on the later information over different information in this prospectus or any accompanying prospectus supplement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Tel. 011 30 210 94 07710

Attention: George Saroglou

USE OF PROCEEDS

We will not receive any of the proceeds from any sale of common shares by the selling shareholder, or by its pledgees, donees, transferees or other successors in interest.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2019 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) scheduled debt repayments of $53.2 million, (ii) the $50 million redemption of Series B Preferred Shares, (iii) the payment of $10.2 million of preferred share dividends, (iv) the sale of 1,740,179 common shares for an aggregate sum of $5.7 million, (v) debt prepayments of $150.5 million for four aframax tankers, Elias Tsakos, Thomas Z, Oslo TS and Leontios H, and three handysize tankers, Amphitrite, Arion, Andromeda, and $169 million debt drawdown, (vi) debt drawdowns of $49.9 million and $24.1 million shipyard payments for Hull 8041, Hull 8042, Hull 5033 and Hull 5036, (vii) the declaration of $4.7 million of preferred share dividends, and (viii) the receipt of $35 million on issuance of the Series G Preferred Shares.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2019 and October 18, 2019.

This table should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” attached as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K furnished to the SEC on September 20, 2019 and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 12, 2019.

	As of June 30, 2019
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	182,929	124,152
Restricted cash	9,657	35,517

Total cash	192,586	159,669

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	1,542,660	1,557,938

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized on an actual and as adjusted basis and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding on an actual and on an as adjusted basis and zero and 3,500,000 Series G Preferred Shares on an actual and on an as adjusted basis	16,025	19,525
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and as an adjusted basis; 87,872,522 shares issued and outstanding on an actual basis and 89,612,701 shares issued and outstanding on an as adjusted basis	87,873	89,613
Additional paid-in capital	952,186	987,684
Accumulated other comprehensive loss	(18,150)	(18,150)
Retained earnings	383,920	370,043
Non-controlling interest	20,935	20,935

Total stockholders’ equity	1,442,789	1,469,650

Total capitalization	2,985,449	3,027,588

Our capitalization and indebtedness will be updated and superseded by information set forth in a prospectus supplement to this prospectus or in a report on Form 6-K or an Annual Report on Form 20-F subsequently incorporated herein by reference.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 175,000,000 common shares, par value $1.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, 3,910,000 shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,600,000 shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,210,000 shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 3,500,000 shares have been designated Series G Redeemable Convertible Perpetual Preferred Shares. As of October 18, 2019, there were outstanding: 89,612,701 common shares, 2,000,000 8.875% Series C Cumulative Redeemable Preferred Shares, 3,424,803 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,600,000 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,000,000 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares.

You should read the description of our share capital set forth in “Item 10. Additional Information—Description of Share Capital” starting on page 115 of our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 12, 2019 and incorporated herein by reference. You can also obtain copies of our Memorandum of Association and Bye-Laws described therein by following the directions outlined in “Where You Can Find More Information.”

SELLING SHAREHOLDER

This prospectus covers the offering for resale by the selling shareholder identified below of up to 11,666,666 common shares issuable upon conversion of the Series G Redeemable Convertible Perpetual Preferred Shares (the “Series G Preferred Shares”) held by the selling shareholder. The selling shareholder purchased the Series G Preferred Shares in a private placement, which closed on September 25, 2019. The offer and sale of such Series G Preferred Shares was exempt from the registration requirements of the Securities Act and any issuance of the common shares to the selling shareholder pursuant to the conversion of the Series G Preferred Shares will be exempt from the registration requirements of the Securities Act. We entered into a registration rights agreement, dated September 25, 2019, with the selling shareholder in connection with the private placement. We are registering the offering by the selling shareholder of the common shares described below pursuant to the registration rights agreement.

The following table sets forth the selling shareholder’s beneficial ownership of our common shares as of the date of this prospectus. The number and percentage of shares beneficially owned after this offering for the selling shareholder assumes that the selling shareholder sells all of its shares covered by the prospectus and does not acquire any additional common shares. Information in the table below with respect to beneficial ownership has been furnished by the selling shareholder. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

Information concerning the selling shareholder may change from time to time. Any changes to the information provided below will be set forth in a supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act, which are incorporated by reference into this prospectus if and when necessary.

We do not know when or in what amounts the selling shareholder may offer common shares for sale. The selling shareholder may choose not to sell any of the common shares offered by this prospectus. This table assumes the sale by the selling shareholder of all of the common shares available for resale under this prospectus.

	Common Shares Beneficially Owned(1)(2)(3)		Common Shares Being Sold(3)	Common Shares Beneficially Owned Immediately Following Such Sales(2)
	Shares	%	Shares	Shares	%
AY Tank Limited(1)	9,945,904	9.99	11,666,666	—	—

(1)

Based on information reported on an Amendment No. 1 to Schedule 13G filed with the SEC on October 21, 2019, AY Tank Limited is a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund, LP, of which OMP SICAV p.l.c. holds a controlling limited partnership interest. HitecVision VI, LP indirectly holds a controlling interest in OMP SICAV p.l.c. through two subsidiaries that, on their own, would not be required reporting persons. The address of the selling shareholder is Central North Business Centre, Level 1, Sqaq, II-Fawwara, Sliema SLM 1670, Malta.

(2)

Calculated based on Rule 13d-3 of the Exchange Act using 89,612,701 common shares issued and outstanding as of October 18, 2019. In calculating the amount of common shares beneficially owned, we treated as outstanding the number of common shares issuable upon conversion of the selling shareholder’s Series G Preferred Shares. The percentage beneficially owned by the selling shareholder reflects that the terms of the Series G Preferred Shares held by the selling shareholder prohibit the exercise thereof to the extent that such exercise would result in the selling shareholder’s beneficial ownership being greater than 9.99% of the common shares then outstanding.

(3)

The Series G Preferred Shares are convertible into an aggregate of 11,666,666 common shares, subject to the 9.99% ownership limitation described in footnote (2) above. The selling shareholder is offering all of the common shares underlying the Series G Preferred Shares.

PLAN OF DISTRIBUTION

The selling shareholder, or its pledgees, donees, transferees or other successors in interest, may offer and sell, from time to time, the common shares covered by this prospectus and any applicable prospectus supplement. We have registered the common shares covered by this prospectus for offer and sale to permit the selling shareholder to sell such common shares without restriction in the open market. Registration of the common shares covered by this prospectus does not mean, however, that those common shares necessarily will be offered or sold.

The common shares covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•

on the NYSE or any other national securities exchange or quotation service or in a U.S. inter-dealer system of a registered national securities association on which our common shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or systems or in the over-the-counter market;

•	in privately negotiated transactions;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	as settlement of short sales entered into after the date of the prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade, in which a broker-dealer will attempt to sell a block as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in options transactions;

•	over the Internet;

•	any other method permitted pursuant to applicable law; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, the selling shareholder, or its pledgees, donees, transferees or other successors in interest, may sell any common shares covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In connection with the sale of common shares covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling shareholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or from purchasers of the common shares for whom they act as agents. Underwriters may sell the common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling shareholder and any underwriters, broker-dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of the common shares by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

In connection with the distribution of the common shares covered by this prospectus or otherwise, the selling shareholder, or its pledgees, donees, transferees or other successors in interest, may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also sell common shares short and deliver the common shares offered by this prospectus to close out the short positions. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling shareholder may also from time to time loan, pledge or grant a security interest in some or all of the common shares owned by them and, if the selling shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholder also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In addition, the shares may be sold by banks to hedge derivative positions entered into with those banks by the selling shareholder, relating to its shares.

At any time a particular offer of the common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares covered by this prospectus being offered and the terms of the offering, including the expected issue price or method of determining the price, the time period during which the offer will be open and whether the purchase period may be extended or shortened, the method and time limits for paying up and delivering common shares, name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholder, any discounts, commissions or concessions allowed or re-allowed or paid to dealers and the names of the selling shareholder and the number of common shares being offered by them. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will, if required, be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the common shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, the selling shareholder would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent and that the underwriter or underwriters with respect to a sale of the covered common shares will be obligated to purchase all of the covered common shares if any such common shares are purchased. The selling shareholder may grant to the underwriter or underwriters an option to purchase additional common shares at the public offering price, as may be set forth in the revised prospectus or applicable prospectus supplement. If the selling shareholder grants any such option, the terms of the option will be set forth in the revised prospectus or applicable prospectus supplement.

If more than five percent of the net proceeds of any offering of common shares made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with the selling shareholder, to indemnification by the selling shareholder against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

Except for underwriting discounts and selling commissions, if any, transfer taxes, if any, and the fees and expenses of any underwriters, dealers or agents, which are to be paid by the selling shareholder, we have agreed to pay the expenses incurred in connection with the registration of the common shares owned by the selling shareholder covered by this prospectus.

TAXATION

You should carefully read the discussion of the principal U.S. Federal income tax and Bermuda tax considerations associated with our operations and the acquisition, ownership and disposition of our common shares set forth in the Section of our Annual Report on Form 20-F entitled “Item 10. Additional Information—Tax Considerations”.

EXPENSES

The following are the expenses estimated to be incurred by us in connection with the registration of the common shares under this registration statement.

SEC Registration Fee	$5,830
Printing	$10,000
Legal Fees and Expenses	$25,000
Accountants’ Fees and Expenses	$15,000
NYSE Fees	$20,000
Miscellaneous Costs	$24,170

Total	$100,000

LEGAL MATTERS

The validity of the common shares offered hereby is being passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements of Tsakos Energy Navigation Limited appearing in Tsakos Energy Navigation Limited’s Annual Report (Form 20-F) for the year ended December 31, 2018, and the effectiveness of Tsakos Energy Navigation Limited’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras street, 15125, Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors-Accountants, or SOEL, Greece with registration number 107.